AB 3/7

08028663

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
108

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowhead Investment Center, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 E. Hospitality Lane, Suite 220
(No. and Street)

San Bernardino (City) CA (State) 92408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Castillo (909) 379-6554
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

3003 North Central Avenue, Suite 500, Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/21

OATH OR AFFIRMATION

I, Michael Castillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowhead Investment Center, LLC, as of February 28, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

COO/CCO

Title

Notary Public

E. GOMEZ
Commission # 1556981
Notary Public - California
San Bernardino County
My Comm. Expires Mar 6, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROWHEAD INVESTMENT CENTER, LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2007

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Operations 3
Statement of Member's Capital 4
Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTAL INFORMATION

Independent Auditor's Report on Supplemental Information 11
Schedule I, Computation of Net Capital under Rule 15c3-1 12
Schedule II, Reconciliation of Net Capital under Rule 17a-5(d)(4) 13

Independent Auditor's Report on Internal Control 14

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying statement of financial condition of Arrowhead Investment Center, LLC as of December 31, 2007, and the related statements of operations, member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
February 18, 2008

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	742,934
Commissions receivable		130,000
Investment income receivable		6,307
Investment securities		1,100,000
Prepaid expenses		9,037
Other assets		6,411
Total current assets		1,994,689
NON-CURRENT ASSETS		
Fixed assets, net		19,105
TOTAL ASSETS	$	2,013,794

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accrued expenses	$	196,290
Related party payables		58,310
Total current liabilities		254,600
MEMBER'S CAPITAL		1,759,194
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	2,013,794

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2007

OPERATING INCOME	
Investment center income	$ 2,134,010
INTEREST INCOME	
Interest on investment securities	22,252
Total income	2,156,262
OPERATING EXPENSES	
Salaries and benefits	1,514,862
Occupancy expense	150,194
Broker dealer expense	152,615
Depreciation	15,319
Insurance	23,723
Office operating expense	111,251
Advertising and promotion	14,077
Professional services	26,819
Total operating expenses	2,008,860
Net income from operations	147,402
OTHER INCOME (EXPENSE)	
Miscellaneous income (expense)	(16,766)
Interest on related party note receivable	61,305
State gross receipts tax	(6,046)
Total other income (expenses)	38,493
NET INCOME	$ 185,895

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF MEMBER'S CAPITAL
Year Ended December 31, 2007

BALANCE, DECEMBER 31, 2006	$ 1,573,299
Net income	185,895
BALANCE, DECEMBER 31, 2007	$ 1,759,194

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 185,895
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,319
Loss on sale of fixed assets	10
Effects of changes in operating assets and liabilities:	
Commissions receivable	(37,967)
Investment income receivable	(6,307)
Prepaid expenses	7,363
Other assets	(6,411)
Accrued expenses	70,395
Related party payable	(11,613)
Other liabilities	(4,680)
Net cash provided by operating activities	212,004
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from repayment of note receivable	900,000
Purchases of investment securities	(1,100,000)
Proceeds from sale of fixed assets	16,200
Purchases of fixed assets	(11,240)
Net cash used in investing activities	(195,040)
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,964
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	725,970
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 742,934
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
State gross receipts taxes paid	$ 6,046

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Arrowhead Investment Center, LLC (the Company) is a wholly-owned subsidiary of Arrowhead Financial Group, Inc. Arrowhead Financial Group, Inc., is a wholly-owned subsidiary of Arrowhead Central Credit Union.

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services for annuities, mutual funds, and publicly traded securities to members of Arrowhead Credit Union and its subsidiaries.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all customers on a fully disclosed basis with the fund companies or a clearing broker-dealer, and promptly transmit all customer funds and securities to the fund companies or a clearing broker-dealer. The fund companies and clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by fund companies or a clearing broker-dealer. In addition per regulation the Company is required to maintain it's own books and records.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, dealer reserves, and all liquid investments with an original maturity of three months or less when purchased.

Investment Securities

Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

Fixed Assets

Fixed assets include all furniture, fixture and equipment which are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 5 years) of the related assets under the straight-line method.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Commission income from sales of annuities, mutual funds, and publicly traded securities are recorded on the trade date at which time the related commission receivable is recorded.

Advertising

Advertising expense is expensed as it is incurred.

Income Taxes

The Company is a limited liability company and is not subject to federal or state income taxes. The Company's income or loss is reported on the tax return of its parent, Arrowhead Financial Group, Inc. However, the Company is subject to the California state taxes on gross receipts.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2007, are as follows:

Cash on hand and in banks	$ 563,658
Money market accounts	179,276
Total cash and cash equivalents	$ 742,934

Restricted cash of $50,000 is being held by National Financial Services, Inc. in order to use their clearinghouse services at December 31, 2007. A minimum of $50,000 must be maintained at all times.

NOTE 3 – INVESTMENT SECURITIES

At December 31 2007, investment securities are comprised of the following:

	Amortized Cost	Fair Value
Certificates of deposit	$1,100,000	$1,100,000

Interest earned on investment securities and cash equivalents for the year ended December 31, 2007, are summarized as follows:

Money market dividends	$ 228
Certificates of deposit	17,995
Deposit clearing accounts	4,029
Total interest earned on investment securities and cash equivalents	$ 22,252

NOTE 4 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various mutual funds, insurance companies, and brokers. Management has determined that there is no allowance for probable uncollectible accounts for the year ended December 31, 2007.

NOTE 5 – FIXED ASSETS

Fixed assets at December 31, 2007, are summarized as follows:

Furniture, fixtures and equipment	$ 51,271
Software	19,329
Computers	166,818
	237,418
Less: accumulated depreciation	218,313
Total	$ 19,105

NOTE 6 – RELATED PARTY PAYABLE

Related party payables at December 31, 2007, are summarized as follows:

Due to Arrowhead Financial Group, Inc. (parent)	$ 32,797
Due to Arrowhead Central Credit Union (AFG parent)	25,513
Total	$ 58,310

The Company is charged by Arrowhead Central Credit Union (parent of Arrowhead Financial Group, Inc.), for certain expense allocations including the costs of office support and management support. These expenses, which are included in occupancy and salaries and benefits expenses in the statement of operations, totaled $209,450 for the year ended December 31, 2007.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2007, the Company had net capital of $488,334 (as computed under Rule 15c3-1), which was $438,334 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1 for the year ended December 31, 2007.

NOTE 8 – LEASE COMMITMENTS

The Company is renting its San Bernardino, California office location from the parent company of Arrowhead Financial Group, Inc. (Arrowhead Central Credit Union) on a month-to-month basis. The lease calls for monthly payments of $12,500 and total rent expense for the year ended December 31, 2007 were approximately $15,000.

NOTE 9 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds; and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10 – EMPLOYEE RETIREMENT PLANS

The Company participates in Arrowhead Central Credit Union's 401(k) plan that allows employees to defer a portion of their current compensation. The Company matches a portion of employees' compensation and also allows for discretionary contributions. Contributions to the plan were $35,808 for the year ended December 31, 2007.

During 2003, the Company added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to defer a portion of their compensation. The company has no employees participating in this plan, therefore, there were no discretionary contributions and no deferred compensation assets or liabilities for the year ended December 31, 2007.

SUPPLEMENTAL INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Supplemental Information
Required By Rule 17a-5(g)(1) of the Securities and Exchange Commission

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying financial statements of Arrowhead Investment Center, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 18, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
February 18, 2008

Schedule I

ARROWHEAD INVESTMENT CENTER, LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

NET CAPITAL		
Total member's capital		$ 1,759,194
Deduct non-allowable assets:		
Commissions receivable	$ 130,000	
Investment income receivable	6,307	
Investment securities not readily marketable	1,100,000	
Fixed assets, net	19,105	
Prepaid expenses	9,037	
Other assets	6,411	
		1,270,860
Net capital before haircuts on investment securities		488,334
Deduct haircuts on investment securities:		-
NET CAPITAL		$ 488,334
Computation of net capital requirements:		
Aggregate indebtedness		
Accounts payable and accrued expenses		$ 254,600
Required percentage		6.67%
Computed net capital requirement		$ 16,973
Minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
EXCESS NET CAPITAL		$ 438,334

ARROWHEAD INVESTMENT CENTER, LLC
Reconciliation of Net Capital under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2007

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 494,746
Audit adjustments (net)	(6,411)
NET CAPITAL, SCHEDULE I	$ 488,334

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In planning and performing our audit of the financial statements and supplemental schedules of Arrowhead Investment Center, LLC (the Company), for the year ended December 31, 2007, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
February 18, 2008

END